Robert Goedert, P.C.	300 North LaSalle Chicago, IL 60654 United States
To Call Writer Directly: +1 312 862 7317	+1 312 862 2000	Facsimile: +1 312 862 2200
rgoedert@kirkland.com
www.kirkland.com

November 9, 2020

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Torney
Lynn Dicker Laura Crotty Suzanne Hayes

Re:	Maravai LifeSciences Holdings, Inc.
Registration Statement on Form S-1 Filed October 29, 2020 File No. 333-249733

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Maravai LifeSciences Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-249733) (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated November 3, 2020, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Registration Statement that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Beijing   Boston   Dallas   Hong Kong   Houston   London   Los Angeles   Munich   New York   Palo Alto   Paris   San Francisco   Shanghai   Washington, D.C.

Securities and Exchange Commission

November 9, 2020

Prospectus Summary

Form S-1 filed October 29, 2020

Exhibits

1. We note your statement on page 26 that Pfizer accounted for 14% of total revenue for the nine months ended September 30, 2020. Please file your agreement(s) with Pfizer pursuant to Item 601(b)(10) of Regulation S-K or advise us regarding the basis for your determination the agreement(s) are not required to be filed as amendments.

Response

In response to the Staff’s comment, the Company has filed its Supply Agreement with Pfizer as Exhibit 10.26 to the Registration Statement. The exhibit index has been revised on page II-4 to reflect that the Company has filed this exhibit. The Company also advises the Staff that, prior to the entry into the Supply Agreement with Pfizer, the Company’s relationship with Pfizer was not governed by a single, overarching material contract. The Company had a variety of interactions with Pfizer across its businesses. Although some of these interactions had been governed by contracts, none of these individual contracts represents a material part of the Company’s business and each was entered into in the ordinary course of business. Going forward, however, the Company anticipates that the Supply Agreement with Pfizer filed as Exhibit 10.26 to the Registration Statement will account for a material portion of the Company’s revenue.

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Securities and Exchange Commission

November 9, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Kevin Herde

Chief Financial Officer, Maravai LifeSciences Holdings, Inc.

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP